January 14, 2008

Via FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549-3651

Attention: Michael Clampitt

Re:	ISB Financial Corp.
Registration Statement on Form S-4
Filed on November 27, 2007
File No. 333-147628

Ladies and Gentlemen:

On behalf of ISB Financial Corp. (“ISBF”), we hereby submit the following responses to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 3, 2008 (the “Comment Letter”) to Charles N. Funk, President of ISBF, with respect to the above-referenced filing. For your convenience, enclosed is a copy of Amendment No. 1 to Form S-4 (“Amendment No. 1”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in initial Form S-4 filing.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Unless otherwise indicated, page references in our responses correspond to the pages in Amendment No. 1.

General

1. Supplementally provide the staff with the Boardbooks and all other materials used and/or considered by the Boards of each company in recommending the transaction to shareholders.

The materials requested, including the materials presented by Sandler O’Neill and Howe Barnes to the MidWestOne Board of Directors and the materials presented by Keefe Bruyette to ISBF’s board of directors, have been provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, counsel to both ISBF and MidWestOne have each separately requested that these materials be returned

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

promptly following completion of the Staff’s review thereof or destroyed. Pursuant to 17 C.F.R. § 200.83, confidential treatment of these materials also has been requested.

2. Revise each company’s executive Compensation Table narrative to indicate that the table contains all executive officers with total compensation above $100,000.

In accordance with Item 18(a)(7) of Form S-4, the compensation tables of each company reflect the information required by Item 402 of Regulation S-K with respect to each person who will serve as a director or an executive officer of the surviving company. We have revised the introductory language to the tables on pages 167 and 222 to reflect the Staff’s comments.

Proxy cover pages

3. Advise the staff if you intend to use the Notice of Special Meeting as the cover page for the Proxy.

Both ISBF and MidWestOne intend to use the joint proxy statement-prospectus cover page that immediately precedes ISBF’s Notice of Special Meeting in the initial Form S-4 filing as the cover page for each company’s proxy statement.

4. Revise the ISP proxy cover page to unbundle the adoption of the amended and restated Articles of Incorporation. In this regard, add another proposal and briefly describe the material changes as well as add a cross-reference to a more complete discussion. As this is a condition to the merger, you can add a parenthetical “for informational purposes only” in the added proposal. Revise the MidWestOne proxy cover in a similar manner.

The ISBF notice of special meeting has been revised to include, and the form of proxy will include, a separate proposal for the consideration and adoption of the amended and restated articles of incorporation, which will reflect amendments to ISBF’s current articles of incorporation that ISBF’s shareholders are being asked to approve. In addition, the related disclosure throughout the joint proxy statement-prospectus has been revised and updated in conformity with this change.

Questions and Answers..., page 1

5. Revise the Q&A on page 3 relating to the new equity incentive plan to disclose the number of shares to be issuable under the Plan.

The Q&A on page 3 has been revised in response to the Staff’s comment.

6. With regard to the Q&A on page 4 relating to dissenters’/appraisal rights, provide the staff with an analysis as to why these rights are unavailable, for each corporation, under the factors laid out on pages 104 and 105. In addition, provide that disclosure on pages 104/105.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

In a merger context under Iowa corporate law, shareholders of Iowa corporations generally have appraisal rights if shareholder approval of the merger is required to be obtained under Iowa corporate law, unless an exception applies.

ISBF. Pursuant to an exception under Iowa law to the general rule providing shareholders with appraisal rights, no appraisal rights are available to shareholders of a corporation with respect to shares of any class or series that remain outstanding after the consummation of the merger (IA Code § 490.1302.1.a.(1)). In this case, because the common stock of ISBF will not be exchanged or cancelled in the merger, and will continue to remain outstanding, ISBF concluded that appraisal rights were not available to ISBF shareholders under Iowa law in connection with merger.

MidWestOne. Pursuant to an exception to the general rule providing shareholders with appraisal rights under Iowa law, generally no appraisal rights are available to holders of shares of any class or series of shares listed on an exchange or designated as a national market system security on an interdealer quotation system (“Listed Shares”) (IA Code § 490.1302.2.a.(1)). The applicability of this exception is determined according to the record date fixed to determine those shareholders entitled to receive notice and vote at the meeting at which the merger is to be considered and approved (IA Code § 490.1302.2.b.(1)). This exception is not available, and appraisal rights are afforded to shareholders, if the consideration to be paid for their shares is a consideration other than (i) cash or (ii) securities that are Listed Shares at the time the corporate action becomes effective (IA Code § 490.1302.2.c.).

Accordingly, because MidWestOne at the time of the record date for its special meeting will continue to be a Nasdaq-listed company and because the shares of ISBF will have been approved for listing on Nasdaq as a condition to consummating the merger, MidWestOne concluded that appraisal rights were not available to MidWestOne shareholders in connection with the merger.

In response to the Staff’s comment, we have revised the disclosure included on pages 110 and 111 to simplify the description of appraisal rights under Iowa law and provide similar analysis as above related to the unavailability of appraisal rights to ISBF and MidWestOne shareholders.

Share Ownership of Directors and Executive Officers, page 7

7. With a view towards additional disclosure, advise the staff if any directors/officers of either company own shares in the other company.

We have been advised by MidWestOne that none of its officers or directors own shares of ISBF, and we have been advised by ISBF that none of its officers or directors own shares of MidWestOne.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Interests of Certain Persons in the Merger, page 10

8. Revise to briefly disclose the persons (executive officers and directors) who will receive benefits in the merger, accelerated vesting, change in control payments, options grants, increased salaries, etc., and quantify, individually and in the aggregate, the value of these benefits.

We have revised the disclosure in this section in response to the Staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

Termination and Termination Fees, page 12

9. Revise the third paragraph to add after, “certain circumstances”, including, among other things, either company’s shareholders’ disapproval of the merger. In addition, disclose that the termination fee may be up to $2,000,000.

We have revised the disclosure in the third paragraph and on page 101 in response to the Staff’s comments as well as to clarify the range of possible termination fees that could be payable in the event of a termination that triggered the agreement’s termination fee provisions.

Differences in the Rights of Shareholders, page 13

10. Revise to disclose the material differences.

We have revised the disclosure in this section in response to the Staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1. In addition, we have provided a new section in the summary specifically addressing the material amendments to ISBF’s articles of incorporation and bylaws.

Unaudited Pro Forma Financial Information

Proforma Statement of Financial Condition as of September 30, 2007, page 21

11. Please revise note (n) to this table to disclose how you determined the fair value of the new stock option replacement awards as of September 30, 2007.

We have revised the disclosure in note (n) in response to the Staff’s comment. Please refer to the additional disclosure included at the end of note (n) on page 25.

12. Please revise to disclose the basis for your adjustment to MidwestOne’s deferred loan fees and costs.

We have revised the disclosure in this section in response to the Staff’s comments. Please refer to the amended disclosure contained on page 24, note (d) in Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Proforma Statement of Income for Nine Months ended September 30, 2007, page 24

13. We note that you have allocated a portion of the stock option replacement awards to be issued in connection with the merger to compensation costs. Please clarify the time period over which these replacement options vest. If the vesting period extends over multiple years, please clarify why you have not presented a pro forma adjustment to your income statement to show the impact of these grants. To the extent that costs are non-recurring and attributable to the transaction, please revise your footnote to specifically disclose that fact.

In response to the Staff’s comment, we have been advised by MidWestOne that approximately 90% of MidWestOne’s outstanding options were fully vested at the announcement/measurement date (September 12, 2007). Of the remainder, approximately 5% vested on December 31, 2007, and the vesting of the remaining 5% will be accelerated per the merger agreement coincident with consummation of the merger. Accordingly, these costs are not included in the pro forma income statements. A note has been added to the footnotes to the pro forma income statement for the nine months ended September 30, 2007, to explain this fact.

Risk Factors

The combined company will have investments in pools

of performing and non-performing loans..., page 35

14. Revise to provide more disclosures on the material types of loans held by the pools and the material characteristics, conforming, sub prime, Alt A, etc.

We have revised this risk factor in response to the Staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

The Merger

Treatment of Stock Options and Restricted Stock, page 45

l5. Revise each subsection to disclose the number of options and restricted shares to be accelerated.

The number of options and restricted stock of MidWestOne to be accelerated has been updated or disclosed under the existing subsections “Acceleration and Extension of ISBF and MidWestOne Stock Options” and “Acceleration of MidWestOne Restricted Stock” in response to the Staff’s comments. The section currently discloses that all ISBF options are fully vested and exercisable, and ISBF does not have outstanding any shares of restricted stock. As such, we believe no further disclosure is warranted with respect to ISBF.

Background of the Merger, page 46

16. Revise the last paragraph on page 46 to disclose if these were regular periodic meetings or unplanned meetings and, if so, who initiated the meetings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

We have revised this paragraph in response to the Staff’s comments.

17. Expand the third paragraph on page 47 to disclose how the other bank came to know about MidWestOne’s interest in a strategic transaction. Were Howe Barnes and/or Sandler O’Neill engaged to solicit possible partners? If so, when were they engaged? In addition, revise to explain what happened with the other bank that expressed a willingness regarding a strategic transaction.

We have revised this paragraph in response to the Staff’s comments.

18. Revise the carryover paragraph at the top of page 49 to disclose the initial proposed exchange ratio.

We have revised this paragraph in response to the Staff’s comments.

19. Revise the penultimate paragraph on page 49 to disclose the “social issues.”

We have revised this paragraph in response to the Staff’s comments.

ISBF’s Reasons..., page 51

MidWestOne’s Reasons..., page 52

20. Revise to either indicate that the Boards determined there were no negatives to the transaction or revise to present separately, the positive and negative factors. If negative factors are disclosed, add a brief narrative as to why the Board determined the negatives were outweighed by the positives in recommending the transaction to their shareholders.

We have revised the disclosure concerning MidWestOne’s reasons for the merger to further clarify that the separately identified risks on page 60 are negative factors that were considered by the board, and provided additional disclosure concerning why the board believed the potential benefits outweighed the potential risks. In addition, ISBF’s reasons for the merger have been revised to present separately the positive and negative factors considered by the ISBF board of directors. Further, we have revised ISBF’s discussion to clarify why, in its board’s view, the anticipated benefits exceed the potential risks.

Fairness Opinion of Sandler O’Neill…, page 54

21. Revise the first full paragraph on page 56 to confirm the internal projections were prepared by management of the respective company and disclose whether or not Sandler O’Neill had any involvement in such preparation.

We have revised this paragraph in response to the Staff’s comments.

22. Revise to disclose if and how much in fees have been paid by either company to Sandler during 2006 and 2007.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

We have included disclosure concerning the fees received by Sandler O’Neill during 2006 and 2007 on page 69 to Amendment No. 1.

Net present Value Analysis, page 59

23. Supplementally advise the staff why the required rates of return used were 11%-15%? Has either company achieved such returns since 2004 or projected such returns?

We supplementally advise the Staff that the discount rates used by Sandler O’Neill in the Net Present Value Analysis are based on a Capital Asset Pricing Model calculation in which expected investor hurdle rates of return are calculated. In its analysis, Sandler O’Neill used a risk free rate of return of 4.53% (based on the then 10-year US Treasury yield), added the Ibbotson Size Premium of 3.88% (used for companies with market capitalizations between $2.2 million and $627 million), added the Ibbotson Equity Risk Premium of 6.80%, and added the Ibbotson Industry Premium of negative -1.61% (used for depository institutions) to derive the then current discount rate of 13.60%. Sandler O’Neill then used a bandwith up to 15% and down to 11% to set reasonable boundaries of sensitivity around this base rate of 13.60% expected by an investor utilizing a CAPM analysis.

Fairness Opinion of Howe Barnes…, page 63

24. With regard to the penultimate paragraph on page 69, revise to disclose how was it determined that the merger would be accretive to earnings “thereafter” when projection were only used through 2011. In addition, revise to disclose how it was determined that the merger would be accretive to book value after 2011.

The disclosure in the penultimate paragraph on page 75 has been revised to remove reference to the word “thereafter” to make clear the projection was only through 2011. A similar revision was made to the paragraph that follows.

25. Revise to disclose if and how much in fees have been paid by either company to Howe Barnes in 2006 and 2007.

We have revised the disclosure in this section in response to the Staff’s comments. Please refer to the amended disclosure on page 77.

Fairness Opinion of Keefe Bruyette…, page 71

26. Revise to disclose if and how much in fees have been paid by either company to Keefe Bruyette during 2006 and 2007.

We have revised the disclosure in this section in response to the Staff’s comments. Please refer to the amended disclosure on page 85.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Material United States Federal Income Tax Consequences of the Merger…, page 98

27. Please revise to indicate that the opinions have been received and are filed as Exhibits to the registration statement. Revise the first sentence on page 99 to state that the merger qualifies as a reorganization.

We have revised this disclosure in response to the Staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

Business of ISBF

Lending Activities, page 114

28. Supplementally confirm to the staff that the banks have not engaged in any subprime or AltA lending or other lending products that are more risky than traditional loans products whether retained in the portfolio or not. If non traditional loan products have been bought, sold or originated by the banks, please add disclosure.

We supplementally confirm to the Staff that ISBF has advised us that the ISBF banks have not engaged in sub-prime or AltA lending or other lending products that ISBF deems to be more risky than traditional loan products. ISBF may have a very small number of currently outstanding loans to long-time customers that may fall into the subprime or AltA risk profile, but these loans are exceptions, and ISBF considers these exceptions, in the aggregate, to be immaterial.

Investment Securities, page 145

29. Supplementally confirm to the staff that the loans underlying the MBS’s and CDO’s are not subprime or AltA products or other non-traditional loan products. If so, add disclosure. In addition, supplementally advise the staff as to what comprises the “other securities”.

We supplementally confirm to the Staff that ISBF has advised us that it does not have any loans underlying its MBSs and CDOs that are sub-prime or AltA products or other non-traditional loan products. All of the MBSs ISBF owns are agency-backed securities, and the securities underlying the CDOs are bank and insurance company trust preferred securities.

Off Balance Sheet activities

30. Supplementally advise the staff if the company engages in any off balance sheet activities other than those described in Note 12 to the financial statements, such as, SIV’s or trusts.

We supplementally advise the Staff that ISBF has advised us that it does not engage in any off balance sheet activities other than those described in Note 12 to its financial statements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Business of MidWestOne

Lending Services, page 168

Loan Pool Participations, page 169

31. Supplementally confirm to the staff that the company has not engaged in any subprime or AltA lending or other lending products that are more risky than traditional loans products whether retained in the portfolio or not. If non traditional loan products have been bought, sold or originated by the banks, please add disclosure. In addition, advise if the loan pools have engaged in any nontraditional lending such as subprime, AltA, etc.

We supplementally confirm to the Staff that MidWestOne has advised us that it has not engaged in any sub-prime or AltA lending or other lending products that MidWestOne deems to be inherently more risky than traditional loan products other than a deminimus amount as noted below. MidWestOne primarily focuses on commercial lending and has not and currently does not seek to lend to subprime or AltA borrowers as part of its ordinary course business. MidWestOne’s loan policy prohibits lending to sub-prime borrowers unless pre-approved by the applicable regional loan office or regional president. We have been advised that from time to time there have been exceptions noted to the policy, but that MidWestOne considers these exceptions, in the aggregate, to be immaterial. With respect to the loan pools, although MidWestOne does not actively seek to purchase consumer or consumer real estate loans characterized as sub-prime or AltA credit, because the purchase of these assets is on a pool basis with varying mixtures of loan types, MidWestOne as a result has acquired interests in sub-prime and AltA loans through its investments in loan pools. Although there have been sub-prime credits acquired through purchase of loan pools, MidWestOne deems its exposure to sub-prime credit to be minimal. With respect to the loan pools, current disclosure contained in the initial Form S-4 filing addresses subprime credit exposure in the loan pools. Please see, e.g., MidWestOne’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, “Analysis of Financial Condition at September 30, 2007—Loan Pool Participations” on page 197.

Investment Securities, page 189

32. Supplementally confirm to the staff that the loans underlying the MBS’s, are not subprime or AltA products or other non-traditional loan products. If so, add disclosure.

We supplementally confirm to the Staff that MidWestOne has advised us that it does not have any loans underlying its MBS’s that are sub-prime or AltA products or other non-traditional loan products. All the MBSs MidWestOne owns are agency-backed securities, which are not permitted to contain anything but prime conforming paper.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

ISB Financial Corp

Interim Consolidated Financial Statements

General

33. Please revise to provide a Statement of Shareholder’s Equity for each period that an income statement is required, either in a separate statement or in a footnote. Alternatively, please disclose that there have been no material changes to Shareholder’s Equity. Refer to Rule 10-01(a)(5) of Article 10.

We have included ISBF’s Consolidated Statement of Shareholders’ Equity for the nine months ended September 30, 2007 and 2006 in response to the Staff’s comment.

Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Recent Accounting Pronouncements, page F-24

34. Your company is a public company as defined by paragraph 11 of SFAS 158 because your stock is currently quoted on the Pink Sheets, an over the counter market. Therefore, you were required to reflect the funded status of your pension plan in your financial statements as of December 31, 2006. Please advise, or revise your financial statements and provide the disclosures required by paragraphs 7 and 20 of SFAS 158.

In reviewing SFAS 158 and the definition of “publicly traded equity securities” included in paragraph 11, ISBF and its independent registered public accounting firm realize the definition is broad, but believe it does not include ISBF for the following reasons:

(i)	ISBF is not a publicly traded company in the sense that ISBF does not file 10-Qs or 10-Ks with the SEC;

(ii)	ISBF is a private, closely held corporation whose family members control approximately 54% of its outstanding shares;

(iii)	ISBF has fewer than 300 shareholders of record;

(iv)	ISBF shares are thinly traded—10 trades totaling approximately 7,000 shares in 2005 and 17 trades totaling approximately 30,000 shares in 2006, less than 1% of total outstanding shares in either year;

(v)	the limited trading activity that exists is handled through one broker who “matches buyers with sellers” and does not carry an inventory of ISBF shares and no financial information is provided to this broker by ISBF other than ISBF’s annual report; and

(vi)	ISBF handles all stock transfers internally, i.e., ISBF has never engaged a professional stock transfer agent.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Additionally, because of the small size of the unfunded status of the pension plan, the adoption of SFAS 158 as of December 31, 2006 would not have a material effect on the financial statements. The net effect of the adoption has been disclosed in Note 1 to the ISBF financial statements. For these reasons, ISBF does not believe that reflecting the funded status of ISBF’s pension plan in more detail in its financial statements would provide any material information to its shareholders.

MidwestOne

Consolidated Financial Statements

Summary of Significant Accounting Policies

General

Loan Pool Participations, page F-7

35. You disclose on page 5 and beginning on page F-7 that various items are netted against discount income. Please provide us with a detail of the items and amounts netted in this line item. Tell us how you determined a net presentation was appropriate, citing applicable literature where appropriate.

We have been advised by MidWestOne as follows:

Servicing of the MidWestOne loan pool investments is performed by a non-affiliated independent servicer called States Resources Corporation (“States”). The MidWestOne investment in the loan pools is a participation interest in the pools of loans that are owned by States. States incurs costs to acquire, manage and service the loan pools. The costs typically incurred by States include employee salaries and benefits; facilities rent and maintenance; legal fees to collect loans; expense of foreclosure; maintenance, taxes and insurance on real estate acquired through foreclosure; appraisal and inspection of collateral on loans acquired; and expenses incurred during due diligence on prospective loan pool purchases such as travel, hotel and meals. In addition to the expenses incurred, States earns a fee earned for collecting and managing the loan pools in accordance with the provisions of the loan pool servicing agreement between States and MidWestOne. In accordance with the servicing agreement, States remits payments to MidwestOne net of their costs and servicing fees. The net proceeds received are recorded by MidWestOne as loan pool income. Recording discount income net of such fees and costs is consistent with the contracted payment obligation from States and consistent with industry practice for loan participations.

The following details the items and amounts netted in this line item:

Year ended December 31, 2006
Salaries & Benefits:	$1,096
Other Real Estate/Other Assets Expense	$793
Legal Expense	$726
Facilities & Office expense	$403
Contract labor for inspections of collateral	$76

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

Due diligence costs on prospective purchase	$129

Total State Resources Servicing Costs	$3,223

State Resources Servicing Fees	$527

State Resources Profit Share	$1,158

Nine months ended September 30, 2007

Salaries & Benefits	$856
Other Real Estate/Other Assets Expense	$773
Legal Expense	$407
Facilities & Office expense	$365
Contract labor for inspections of collateral	$86
Due diligence costs on prospective purchase	$79

Total State Resources Servicing Costs	$2,566

State Resources Servicing Fees	$380

State Resources Profit Share	$924

Note 6. Loan Pool Participations, page F-16

36. Please revise to disclose the composition by loan type of the pool of purchased loans for which you do not use the level yield income recognition criteria under SOP 03-3.

We have revised this disclosure in response to the Staff’s comments. Please refer to the amended disclosure on page F-70 of Amendment No. 1.

Exhibits 8.1

37. Revise the last paragraph that indicates the opinion is “only for the benefit of MidWestOne” or clarify that shareholders can rely on the opinion.

Vedder Price has revised this paragraph in response to the Staff’s comments. Please refer to the revised opinion filed as Exhibit 8.1 to Amendment No. 1.

Exhibit 8.2

38. Reference is made to the first sentence on page 2. You must opine that the merger will be a statutory merger under state law. Please revise.

We have revised our opinion in response to the Staff’s comments. Please refer to the revised opinion filed as Exhibit 8.2 to Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2008

39. Revise to delete the penultimate paragraph or revise to clarify that shareholders can rely on the opinion.

We have revised our opinion in response to the Staff’s comments. Please refer to the revised opinion filed as Exhibit 8.2 to Amendment No. 1.

We believe the foregoing provides a complete response to the Comment Letter. As we discussed, ISBF seeks to have its Form

S-4 declared effective as quickly as possible. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Robert M. Fleetwood

Robert M. Fleetwood, Esq.

Enclosures

cc:	Mr. Charles N. Funk
John E. Freechack, Esq.
Mr. David A. Meinert
Daniel C. McKay II, Esq.
Jennifer Durham King, Esq.